Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Acquisition of Majority Interest in Seven Arrows Supply Chain Limited

Beijing, China – March 4, 2026 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a manufacturer and distributor of eco-friendly construction materials and intelligent equipment in China, today announced that it has closed the acquisition of 51% equity interest in Seven Arrows Supply Chain Limited, a British Virgin Islands exempted company (“Seven Arrows”). Through its wholly owned subsidiary, Hainan Seven Arrows Supply Chain Co., Ltd., , Seven Arrows is primarily engaged in craft beer supply chain management and distribution in China.

The acquisition was completed through a share exchange agreement, dated February 27, 2026, by and among the Company, Seven Arrows, and the shareholder of Seven Arrows (“Seller”), with ReTo issuing to Seller 8,670,000 Class A shares as consideration, at a per share price of $1.00, for a total transaction value of $8,670,000.

We believe this transaction marks a strategic step in expanding ReTo’s footprint in the intelligent beer vending equipment sector. Following the acquisition, ReTo’s proprietary smart craft beer vending machines are expected to be deployed through Seven Arrows’ distribution network across cities in China, which we believe will help build an integrated ecosystem spanning production, supply chain, distribution and retail consumption. The acquisition is expected to support meaningful cash flow growth through expanded craft beer and other beverage sales and accelerated rollout of our proprietary machines, while enhancing ReTo’s overall market reach and creating operational synergies across procurement, logistics and channel access.

Xinyang Li, Chief Executive Officer of ReTo, commented: “The closing of this acquisition is a key milestone in our strategy to focus on high-growth potential, cash-generating businesses. We believe Seven Arrows’ established offline network and supply chain capabilities effectively complement our smart craft beer vending machine business line. We believe this transaction will accelerate our business growth, improve cash flow, and deliver long-term value to our shareholders.”

About ReTo Eco-Solutions, Inc.

ReTo Eco-Solutions, Inc. (Nasdaq: RETO) is a Nasdaq-listed company focused on the research, development, manufacturing, and sales of eco-friendly construction materials (using mining waste and fly-ash), environmental protection equipment, and intelligent equipment. The Company also provides consultation, design, implementation, installation, engineering support, and technical services. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including but not limited to the successful integration of Seven Arrows, achievement of projected synergies, market conditions, regulatory developments, operational challenges, and the ability to generate expected cash flow. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations, and financial condition. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact:

ReTo Eco-Solutions, Inc.

Tel: +86-10-64827328

Email: ir@retoeco.com